Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 333-123309

          The following update was posted to The Gillette Company’s internal web site:

P&G/Gillette Transition Planning Update #2:

The P&G/Gillette Transition Steering Committee met on May 23. Here’s a summary of some of the topics discussed and reports from the integration teams:

Business Results:
P&G and Gillette business momentum remains strong. P&G reported a 15% increase in earnings per share for the January-March quarter while Gillette reported a 22% earnings per share increase for the same period. These are outstanding results particularly in a difficult cost and commodity environment. They also reflect your commitment to and focus on growing our respective businesses, so that we will remain best in class in delivering great results and meeting consumer and customer needs.

Integration Planning Teams:
All integration planning teams (link to transition team chart) are up and running. We’re seeing great collaboration among P&G and Gillette team members and, as a result, the planning work is on schedule. People are investing important time and effort to ensure we can move into implementation as soon as the deal closes. Here are a few observations:

Global Operations Team:
"As part of our Global Operations integration planning work, I've been spending time with the Gillette organization around the world. I'm extremely impressed by the caliber of people I've had the opportunity to meet and the work they have under way.

Collaboration between the regional and country Gillette and P&G organizations on the integration planning has been exemplary. Gillette's drug channel coverage and retail execution is a key competitive advantage we want to learn more about and reapply to P&G brands post-closing.”

          - Bob McDonald, P&G Vice Chairman Global Operations

“Design work for the future organization is well under way. Regional integration teams from both Gillette and P&G are collaboratively planning how we'll go to market after we combine into one Company. I'm convinced the new organization, with our combined talent, will lead to stronger and more sustainable future growth.”

          - Ed Shirley, Gillette, President, Commercial Operations-International

Global Business Services (GBS)/IT Team:
“The integration plans are progressing well, with strong collaboration between the P&G and Gillette team members. As announced previously, the combined company will operate under P&G’s shared services model and the preliminary plans for making this move are in development. The team is also looking at several Gillette systems such as customer profitability and R&D support systems for possible reapplication in the combined company.”

           - Filippo Passerini, P&G Chief Information and Global Services Officer

Supply Chain/Manufacturing Team:
“P&G and Gillette look at the supply chain in much the same way. Our Supply Chain/Manufacturing team is making good progress in identifying cost synergy opportunities through our combined scale.”

          - Mike Cowhig, Gillette President Global Technical and Manufacturing

“Since the acquisition announcement, I’ve had the opportunity to visit two Gillette facilities —Braun in Kronberg, Germany, and Gillette’s South Boston manufacturing facility. I’ve already seen potential for us to learn from Gillette to help drive our manufacturing capabilities further.”

          - Keith Harrison, P&G Global Product Supply Officer

In the coming weeks and months, these teams will be fine tuning their cost and revenue synergy plans, developing more specific action steps and timetables.

Separately, we are initiating some new work to look at P&G's global competitiveness and excellence in every single business and industry we compete in. Our objective is, of course, to be or become best in class — in commercializing innovation in business and organization productivity. This is particularly timely because P&G moved to the Organization 2005 design five years ago which has contributed significantly to P&G’s improved business and financial performance and has enabled the integration of several acquisitions, with Gillette on the horizon.

A.G. Lafley has asked Kerry Clark, P&G Vice Chairman-Global Health, Baby and Family Care, to lead this future planning team. The goal is to ensure P&G embraces change and is as agile and competitive as we need to be to sustain future growth. This team will benchmark best in class organization performance inside and outside P&G —including Gillette. While we do not plan to move away from P&G's basic GBU/MDO/GBS/Corporate Function framework, we do plan to evolve the organization structure to improve performance and productivity further.

Kerry’s team is just getting under way and will work along side the Gillette Integration Team. We will provide information about its work in future updates.

Last week you heard from Dick Antoine/Ned Guillet about “Fielding the Best Team” (link to posting). Our HR work continues as a top priority and today we are pleased to announce a number of the Gillette senior executives who will join P&G in key leadership roles after the closing of the merger and subject to post-closing approval by the P&G Board.

Mike Cowhig will be appointed to the position of Global Technical and Manufacturing President for Blades & Razors, Batteries, Braun and mechanical plaque removal technologies for both Gillette and P&G. In this new role, Mike will be based in Boston and will report to Jim Kilts.

Joe Dooley will continue as President, Commercial Operations-North America through the post-closing transition and integration phase of the merger, reporting to P&G Vice Chairman Bob McDonald. He will be Boston-based. Upon completion of the integration activities, Joe will assume a leadership position in the combined company that will be announced at a future date.

Peter Hoffman will continue to lead the global blade and razor business as President, Global Grooming. He will continue to report to Jim Kilts in the Gillette GBU and will remain Boston-based.

Mark Leckie will continue to lead the Duracell and Braun businesses as President, Global Duracell and Braun. Duracell will continue to be headquartered in Bethel, CT and Braun in Kronberg, Germany. Mark will continue to report to Jim Kilts.

Ed Shirley will continue as President, Commercial Operations-International through the post-closing transition and integration phase of the merger, reporting to P&G Vice Chairman Bob McDonald. He will be based in Boston. Upon completion of integration activities, Ed will assume a leadership position in the combined company that will be announced at a future date.

In addition to these appointments, several other Gillette Operating Committee members will also play significant leadership roles in the post-merger P&G organization. Those assignments are being finalized, and we will communicate them in the next several weeks.

These Gillette leaders and their P&G counterparts will continue to implement the “Fielding the Best Team” principles and practices as they plan assignments for the next levels of the organization.

The steering committee meets again in mid-July and you will receive another update shortly thereafter. We’ll keep you posted on other important developments as they occur. In the meantime, please stay focused on growing your business so we maintain strong business momentum and sustain strong growth.

Clayt Daley, Chief Financial Officer - P&G
Jim Kilts, Chairman, President and CEO – Gillette

* * *

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On March 14, 2005, P&G filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 30, 2005, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.